FILE NO 1-9945

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON   DC   20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May 2007

National Australia Bank Limited

ACN 004 044 937

(Registrant’s Name)

Level 35

500 Bourke Street

MELBOURNE   VICTORIA   3000

AUSTRALIA

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

NATIONAL AUSTRALIA BANK

Template for Key Performance Measures

	Half Year to			Mar 07
Input Schedule	Mar 07 $m	Sep 06 $m	Mar 06 $m	Results Announcement
Divisional Cash Earnings
Net interest income	4,783	4,494	4,192	Page 7
Net life insurance income including IoRE	1,233	568	993	Page 7
Other operating income	2,258	2,479	2,502	Page 7
Net operating income	8,274	7,541	7,687	Page 7
Operating expenses	(3,643)	(3,714)	(3,933)	Page 7
Underlying profit	4,631	3,827	3,754	Page 7
Charge to provide for doubtful debts	(390)	(336)	(270)	Page 7
Cash earnings before tax	4,241	3,491	3,484	Page 7
Income tax expense	(1,243)	(747)	(1,258)	Page 7
Cash earnings before distributions and minority interest	2,998	2,744	2,226	Page 7
Distributions	(137)	(127)	(127)	Page 7
Net profit - Minority Interest	(665)	(490)	(259)	Page 7
Cash earnings	2,196	2,127	1,840
IoRE (after tax)	(22)	(30)	(42)	Page 7
Cash earnings before IoRE	2,174	2,097	1,798
Adjusted for non cash earnings items:
Significant items after tax	—	15	270	Page 2
Net profit attributable to Minority Interest	665	490	259	Page 2
Distributions	137	127	127	Page 2
IoRE (after tax)	22	30	42	Page 2
Treasury shares	(92)	(22)	(104)	Page 2
IoRE discount rate variation after tax	(22)	(6)	—	Page 2
Impairment of goodwill	—	5	(5)	Page 2
Revaluation gains / (losses) on exchangeable capital units	(83)	22	(134)	Page 2
Net profit on sale of controlled entities	—	108	—	Page 2
Fair value gain on economic hedge of the proceeds on sale of controlled entities	—	22	—	Page 2
Net profit	2,801	2,888	2,253	Page 2
Net profit attributable to minority interest	(665)	(490)	(259)	Page 2
Net profit attributable to members of the Company	2,136	2,398	1,994	Page 2
Distributions	(137)	(127)	(127)	Page 2
Earnings attributable to ordinary shareholders	1,999	2,271	1,867	Page 2

Other Data
Average interest-earnings assets	412,221	387,262	364,120	Page 95
Average assets	499,150	475,643	451,557	Page 96
Average equity	28,374	26,855	25,177	Page 98
Average minority interest in controlled entities	252	100	—	Page 98
Average Trust Preferred Securities	975	975	975	Page 98
Average Trust Preferred Securities II	1,014	1,014	1,014	Page 98
Average National Income Securities	1,945	1,945	1,945	Page 98
Average National Capital Instruments	397	26	—	Page 98
Average Treasury shares	1,036	887	757
Average AIFRS impact of exchangeable capital units	360	563	597

Earnings per share
Basic weighted average ordinary shares (no. ‘000)	1,596,323	1,582,122	1,571,329	Page 91
Diluted weighted average ordinary shares (no. ‘000)	1,603,801	1,622,878	1,576,871	Page 91
Cash Earnings per share
Basic weighted average ordinary shares (no. ‘000)	1,622,864	1,606,648	1,593,176	Page 92
Diluted weighted average ordinary shares (no. ‘000)	1,648,086	1,647,404	1,634,420	Page 92

Ordinary shares - Fully paid (no. ‘000)	1,631,457	1,609,898	1,603,182	Page 94
Ordinary shares - Partly paid (no. ‘000)	343	390	429	Page 94

Tier 1 capital	24,226	23,404	24,311	Page 86
Total equity / net assets	29,567	27,972	26,062	Page 56
Minority interest in controlled entities	331	168	—	Page 56
National Income Securities	(1,945)	(1,945)	(1,945)	Page 74
Trust Preferred Securities	(975)	(975)	(975)	Page 74
Trust Preferred Securities II	(1,014)	(1,014)	(1,014)	Page 74
National Capital Instruments	(397)	(397)	0	Page 74
Intangible Assets	5,268	5,203	5,429	Page 56
Interest expense on exchangeable capital units	9	30	31	Page 92
Average FTE	38,873	38,910	39,215	Page 89
Total significant items after tax	—	6	232	Page 93

Banking cost to income ratio data
Group Operating Expenses	(3,643)	(3,714)	(3,933)	Page 7
Wealth Management operating expenses	(297)	(315)	(296)	Page 7
Depreciation on leased assets	(27)	(60)	(279)	Page 63
Eliminations	58	85	87	Page 7
Group net interest income	4,783	4,494	4,192	Page 7
Wealth Management net interest income	(6)	14	(6)	Page 7
Group other operating income	2,258	2,479	2,502	Page 7
Wealth Management other operating income	362	339	310	Page 7

	Half Year to
Output summary - ratios (1)	Mar 07 $m	Sep 06 $m	Mar 06 $m
Earnings per share (EPS)
Basic cash earnings per ordinary share - cents	135.3	132.4	115.5
Cash earnings	2,196	2,127	1,840
Add: Interest expense on exchangeable capital units	9	30	31
Adjusted cash earnings for cash EPS calculation	2,205	2,157	1,871
Weighted average ordinary shares (no. ‘000)	1,622,864	1,606,648	1,593,176
Diluted weighted average ordinary shares (no. ‘000)	1,648,086	1,647,404	1,634,420
Diluted cash earnings per share - cents	133.8	130.9	114.5

Earnings attributable to ordinary shareholders	1,999	2,271	1,867
Weighted average ordinary shares (no. ‘000)	1,596,323	1,582,122	1,571,329
Basic earnings per ordinary share - cents	125.2	143.5	118.8

Performance
Return on average equity before significant items	16.9%	19.8%	15.4%
Earnings attributable to ordinary shareholders	1,999	2,271	1,867
Add: Significant items after tax	—	(6)	(232)
Adjusted earnings for ROE calculation	1,999	2,265	1,635
Average equity	28,374	26,855	25,177
Less: Average minority interest in controlled entities	(252)	(100)	—
Less: Average Trust Preferred Securities	(975)	(975)	(975)
Less: Average Trust Preferred Securities II	(1,014)	(1,014)	(1,014)
Less: Average National Income Securities	(1,945)	(1,945)	(1,945)
Less: Average National Capital Instruments	(397)	(26)	—
Adjusted average equity for ROE calculation	23,790	22,795	21,243

Cash earnings on average equity	17.5%	17.5%	16.3%
Cash earnings	2,196	2,127	1,840
Average equity	28,374	26,855	25,177
Less: Average minority interest in controlled entities	(252)	(100)	—
Less: Average Trust Preferred Securities	(975)	(975)	(975)
Less: Average Trust Preferred Securities II	(1,014)	(1,014)	(1,014)
Less: Average National Income Securities	(1,945)	(1,945)	(1,945)
Less: Average National Capital Instruments	(397)	(26)	—
Add: Average Treasury shares	1,036	887	757
Add: Average AIFRS impact of exchangeable capital units	360	563	597
Adjusted average equity for cash earnings on average equity calculation	25,186	24,244	22,596

Net interest margin (NIM)	2.33%	2.31%	2.31%
Net interest income	4,783	4,494	4,192
Average interest-earning assets	412,221	387,262	364,120

Return on average assets	0.80%	0.95%	0.83%
Return on average assets before significant items	0.80%	0.95%	0.73%
Earnings attributable to ordinary shareholders	1,999	2,271	1,867
Add: significant items	—	(6)	(232)
Adjusted earnings for ROA calculation	1,999	2,265	1,635
Average assets	499,150	475,643	451,557

Cash earnings on average assets	0.88%	0.89%	0.82%
Cash earnings before significant items	2,196	2,127	1,840
Average assets	499,150	475,643	451,557

Banking cost to income ratio	50.3%	51.5%	55.6%
Group Operating Expenses	(3,643)	(3,714)	(3,933)
Less: Wealth Management operating expenses	(297)	(315)	(296)
Less: Depreciation on leased assets	(27)	(60)	(279)
Less: Eliminations	58	85	87
Banking operating expenses	(3,377)	(3,424)	(3,445)
Group net interest income	4,783	4,494	4,192
Less: Wealth Management net interest income	(6)	14	(6)
Banking net interest income	4,789	4,480	4,198
Group other operating income	2,258	2,479	2,502
Less: Wealth Management other operating income	362	339	310
Add: Depreciation on leased assets	27	60	279
Less: Eliminations	(58)	(85)	(87)
Banking other operating income	1,927	2,165	2,000

Cash earnings per average FTE	113	109	94
Cash earnings	2,196	2,127	1,840
Average FTE	38,873	38,910	39,215

	As at
	Mar 07	Sep 06	Mar 06
Net tangible assets (NTA) per share ($)	12.03	11.35	10.41
Total equity / net assets	29,567	27,972	26,062
Less: Minority interest in controlled entities	(331)	(168)	—
Less: Trust Preferred Securities	(975)	(975)	(975)
Less: Trust Preferred Securities II	(1,014)	(1,014)	(1,014)
Less: National Income Securities	(1,945)	(1,945)	(1,945)
Less: National Capital Instruments	(397)	(397)	—
Less: Intangible Assets	(5,268)	(5,203)	(5,429)
Net tangible assets (NTA)	19,637	18,270	16,699
Ordinary shares - Including partly paid (no. ‘000)	1,631,800	1,610,288	1,603,611

(1)       Any differences noted between the above ratios and those published in the Group’s external Results documents are solely due to rounding.

SIGNATURE PAGE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

NATIONAL AUSTRALIA BANK LIMITED

	Signature:	/s/ Brendan T Case
Date: 10 May 2007	Name:	Brendan T Case
	Title:	Company Secretary